UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA revises 2008 outlook

Monterrey, Mexico, October 2, 2008 -- Grupo Aeroportuario del Centro Norte, known as OMA, provided a revised outlook for 2008. The Company now expects the change in full year passenger traffic to be in the range of -1% to +1%, as compared to 2007, and full year revenues are expected to increase slightly as compared to last year.

Based on current developments in the industry, OMA expects that for the September 1 - December 31, 2008 period, traffic will be lower than the levels generated in the same period of 2007. As a result, full year traffic growth is expected to be in the range of -1% to +1% as compared to 2007. OMA is making this estimate based on our current understanding of airline flight schedules and an analysis of factors that are affecting the air transport sector. Any deterioration or substantial change in economic conditions or the outlook for airlines could cause actual results to be different from these estimates.

In order to offset the effects of the traffic deceleration on revenues, OMA is implementing measures to increase non-aeronautical revenues and diversify revenues. The Company expects that the previously announced end of the incentive program at the Monterrey Airport will partially compensate for the deceleration in traffic growth. For the full year, we expect total revenues to increase as compared to 2007, and for revenue growth to be 2 to 3 percentage points higher than the change in passenger traffic.

In addition, OMA has implemented programs for controlling costs and operating expenses in order to minimize the impact on results of the change in trend for passenger traffic. However, the Company has incurred some costs and expenses that were not planned for at the start of the year, including an increase in the reserve for doubtful accounts and carrying out studies required for various purposes. In addition, the Company expects to incur other non-recurring costs and expenses in the coming months for projects including the opening of Terminal B in Monterrey. As a result, the Company expects that the EBITDA margin for 2008 will be approximately 2 percentage points below the 56.1% margin generated in 2007.

Regarding Capex, OMA is focusing on executing the investments committed to in its Master Development Plans (MDPs) related to aeronautical services. The Company also expects to make selective strategic investments required for the company’s long term development; other planned capital investments not included in the MDPs will be reprogrammed. OMA expects that a portion of its capital investments will be financed with debt.

OMA is not expecting to make any change in its current dividend policy.

OMA assumes no obligation to update the information in this press release. Factors that could continue to affect the outlook for the balance of 2008 include: a) the adverse economic environment in the U.S. and its effects on Mexico’s economy; b) changes in the business strategies of Mexican and foreign airlines as a result of high fuel costs and a highly competitive environment, including restructuring of routes, postponements in expansion plans and the acquisition of new planes, and ticket price increases; c) the suspension of operation by some airlines; and d) greater competition with other tourist destinations, affecting international traffic.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on information currently known to OMA and our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: October 2, 2008